

Glacier Upper Montney Well Tested at Record 21 Mmcf/d, Lower Montney Wells Continue to Outperform, Strategic Alternatives Update

(TSX: AAV, NYSE: AAV)

CALGARY, ALBERTA, December 4, 2013 – Advantage Oil & Gas Ltd. ("Advantage" or the "Corporation") is pleased to provide the following operational update related to our current Phase VI Glacier Development program and an update on our strategic alternatives process. Our Phase VI drilling program commenced in August 2013 and is designed to increase Glacier production to 135 mmcfe/d in April 2014 which represents a production growth of 25% compared to April 2013.

New Glacier Upper Montney Well Tested at a Record 21 Mmcf/d

➢ A new Upper Montney well located at 100/5-20-76-12w6 was recently completed with a 14 stage high rate slick water frac utilizing an open hole packer system. This well is located in the eastern portion of our Glacier land block north of our Glacier gas plant.

➢ The new 100/5-20-76-12w6 Upper Montney well was production tested for 71 hours and demonstrated a final gas flow rate at the end of the test period of 18.4 mmcf/d at a final flowing pressure of 8,633 kpa. The final gas flow rate normalized to our gas gathering system average pressure of 3,000 kpa is 21.2 mmcf/d.

➢ The 100/5-20-76-12w6 well demonstrated a final gas flow rate that is two to three times better than directly offsetting older Upper Montney wells completed with our previous frac technique. This new Upper Montney well also represents the best well we have drilled at Glacier on a total rate and rate per frac basis as compared to our 80 Glacier Upper Montney wells and the 105 total Glacier Montney wells drilled and completed to date.

➢ We believe that continued refinement of completion techniques and the development of new technology combined with our significant experience at Glacier will improve well performance in all layers of our Montney "Pentastack".

Lower Montney Wells Continue to Outperform

➢ In order to prove up reserves in the eastern half of our Glacier land block where no Lower Montney reserves have been booked by our third party independent engineering firm, Sproule & Associates Limited ("Sproule"), several Lower Montney wells are included in our current Phase VI drilling program. One of these wells is located at 100/1-16-76-12w6 which has recently been drilled and completed with a 14 stage high rate slick water frac utilizing an open hole packer system.

➢ The new 100/1-16-76-12w6 Lower Montney well was production tested for 72 hours and demonstrated a final gas flow rate at the end of the test period of 6.7 mmcf/d at a final flowing pressure of 4,218 kpa. The final gas flow rate normalized to our gas gathering system average pressure of 3,000 kpa is 6.8 mmcf/d.

➢ The success of the 100/1-16-76-12w6 well demonstrates that the Lower Montney reservoir is highly productive in the eastern half of our Glacier land block. Additionally, this successful result provides additional confidence that conversion of economic contingent resources, as identified by Sproule, is possible through drilling and utilization of revised completion techniques.

➢ As indicated in our press release dated November 7, 2013, two new Lower Montney wells located in the southwest portion of our Glacier land block were completed in October 2013 and tested at a combined final flow rate of 20 mmcf/d. These two new wells are the southernmost horizontal wells we have drilled in the Lower Montney and illustrate that the southern portion of our Glacier land block is also capable of being highly productive in the Lower Montney formation. These two new wells will also result in new reserve additions in this area.

➢ These two new Lower Montney wells were brought on-production in November 2013 and demonstrated strong production rates in excess of the final test rates. The first Lower Montney well at 100/15-31-75-13w6 commenced production at a rate of 11.9 mmcf/d and the second Lower Montney well at 100/10-31-75-13w6 commenced production at a rate of 11.8 mmcf/d. After two weeks of continuous production, both wells are still capable of sustaining these rates and have been choked back due to wellsite facilities constraints.

➢ These two new Lower Montney wells are demonstrating initial production trends that are similar to our earlier Lower Montney well at 100/7-7-76-13w6 which was completed with a similar frac design in Q1 2013. The 100/7-7-76-13w6 well was brought on production at 12 mmcf/d and has produced 1.8 bcf after nine months of production as compared to an average of 0.61 bcf per well from older offset Lower Montney wells.

➢ These initial production rates and sustainment of strong rates significantly outperform our historical Lower Montney type curves.

Glacier Gas Plant Throughput Tested at 139 Mmcf/d

➢ Strong well results at Glacier combined with the processing of third party natural gas volumes during November provided the opportunity to conduct a throughput test at our Glacier gas plant.

➢ For several sustained periods in November, the Glacier gas plant processed natural gas volumes up to 139 mmcf/d sales with no operational issues. Recent regulatory approvals have been received and the gas plant is currently licensed to handle up to 160 mmcf/d of natural gas. The addition of one new compressor to the existing gas plant is required to increase processing capacity to 195 mmcf/d of natural gas sales.

Phase VI Glacier Capital Development Program On-Track

➢ Our Phase VI Glacier capital development program which is designed to ramp Advantage production to 135 mmcfe/d is progressing on-track with three drilling rigs.

➢ To date, 13 of the total 22 wells in the program have been rig released. Of the 13 wells drilled, six are Lower Montney wells, three are Middle Montney wells and four are Upper Montney wells.

➢ We anticipate additional well completion information will be available during the latter half of December 2013.

Strategic Alternatives Process Update

➢ The Corporation's previously announced strategic alternatives process remains ongoing. The bid date communicated to interested parties has now passed and the Corporation, along with its financial advisors, is reviewing the proposals received from those parties who submitted bids.

➢ The Corporation cautions that there is no assurance that the strategic process will result in an acceptable transaction.

For further information contact:

Investor Relations
Toll free: 1-866-393-0393

ADVANTAGE OIL & GAS LTD.
700, 400 - 3rd Avenue SW
Calgary, Alberta
T2P 4H2
Phone: (403) 718-8000
Fax: (403) 718-8300
Web Site: www.advantageog.com
E-mail: ir@advantageog.com

Advisory
The information in this press release contains certain forward-looking statements, including within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "demonstrate", "illustrate", "expect", "may", "will", "project", "predict", "potential", "possible", "targeting", "intend", "could", "might", "should", "believe", "confidence", "would" and similar expressions and include statements relating to, but not limited to, anticipated effect of refinement of completion techniques, development of new technology and our experience at Glacier on well performance; the Corporation's anticipated drilling and completion plans; anticipated timing of additional well completion information; the Corporation's development plan to increase production at Glacier and the anticipated production levels and timing thereof; expected reserve additions in the southwest portion of our Glacier land block; anticipated production and forecast production levels under the Corporation's Phase VI capital development program; and the status of the Corporation's strategic alternatives process. In addition, statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the resources and reserves described can be profitably produced in the future.

Advantage's actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including, but not limited to: changes in general economic, market and business conditions; industry conditions; actions by governmental or regulatory authorities including increasing taxes and changes in investment or other regulations; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; the effect of acquisitions; Advantage's success at acquisition, exploitation and development of reserves; unexpected drilling results, changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties; hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; changes or fluctuations in production levels; delays in anticipated timing of drilling and completion of wells; individual well productivity; competition from other producers; the lack of availability of qualified personnel or management; credit risk; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; our ability to comply with current and future environmental or other laws; stock market volatility and market valuations; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; ability to obtain required approvals of regulatory authorities; ability to access sufficient capital from internal and external sources; and failure to complete an acceptable transaction pursuant to the Corporation's strategic alternatives process. Many of these risks and uncertainties and additional risk factors are described in the Corporation's Annual Information Form which is available at www.sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.

With respect to forward-looking statements contained in this press release, Advantage has made assumptions regarding: conditions in general economic and financial markets; effects of regulation by governmental agencies; current commodity prices and royalty regimes; future exchange rates; royalty rates; future operating costs; availability of skilled labor; availability of drilling and related equipment; timing and amount of capital expenditures; the impact of increasing competition; the price of crude oil and natural gas; that the Corporation will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Corporation's conduct and results of operations will be consistent with its expectations; that the Corporation will have the ability to develop the Corporation's crude oil and natural gas properties in the manner currently contemplated; current or, where applicable, proposed assumed industry conditions, laws and regulations will continue in effect or as anticipated; and the estimates of the Corporation's production and reserves volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects.

These forward-looking statements are made as of the date of this press release and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

References in this press release to initial production test rates, initial "productivity", initial "flow" rates, final gas flow rates and average gas flow rates are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long term performance or of ultimate recovery. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for Advantage. A pressure transient analysis or well-test interpretation has not been carried out in respect of the 100/5-20-76-12 w6 Upper Montney well and the 100/1-16-76-12w6 Lower Montney well. Accordingly, the Corporation cautions that the test results should be considered to be preliminary.

Barrels of oil equivalent (boe) and thousand cubic feet of natural gas equivalent (mcfe) may be misleading, particularly if used in isolation. Boe and mcfe conversion ratios have been calculated using a conversion rate of six thousand cubic feet of natural gas equivalent to one barrel of oil. A boe and mcfe conversion ratio of 6 mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

The following abbreviations used in this press release have the meanings set forth below:

mcf	*thousand cubic feet*
mcfe	*thousand cubic feet of natural gas equivalent, using the ratio of 6 mcf of natural gas to 1 bbl of oil*
mmcfe	*million cubic feet of natural gas equivalent, using the ratio of 6 mcf of natural gas to 1 bbl of oil*
mmcf	*million cubic feet*
mmcf/d	*million cubic feet per day*
bbl	*barrel*
Boe/d	*barrels of oil equivalent per day*